Exhibit 99.1

ObsEva Annual General Meeting 2020

Geneva, Switzerland and Boston, MA – May 8, 2020 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today published the invitation to its 2020 Annual General Meeting of Shareholders to be held on June 9, 2020 at 10:30 a.m. CET at the company’s offices in Geneva, Chemin des Aulx 12, 3rd floor, 1228 Plan-les-Ouates, Switzerland.

The agenda of the meeting will be as follows:

1.	Approval of the Annual Report, the Statutory Financial Statements and the Consolidated Financial Statements for Fiscal Year 2019
2.	Discharge of the Members of the Board of Directors and of the Executive Committee
3.	Appropriation of Financial Results
4.	Elections to the Board of Directors and Election of the Chairman of the Board of Directors
5.	Elections to the Compensation Committee
6.	Re-election of PricewaterhouseCoopers SA as ObsEva SA’s Auditors and Independent Registered Public Accounting Firm
7.	Re-election of Perréard de Boccard SA as Independent Representative
8.	Compensation of the Board of Directors and the Executive Committee
9.	Increase of ObsEva SA’s Authorized Share Capital
10.	Increase of ObsEva SA’s Conditional Share Capital for Equity Plans
11.	Approval of change to ObsEva SA’s Equity Incentive Plan

For a detailed agenda, including items submitted to shareholders’ vote and related proposals of the Board of Directors, please refer to the full invitation, which may be found in the Investors / General Meetings section of the company’s website www.ObsEva.com

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving embryo transfer outcomes following in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol "OBSV" and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office contact

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Mario Corso

Vice President, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile